Filed by Geac Computer Corporation Limited
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities and Exchange Act of 1934
Subject Company: Extensity, Inc.
Commission File No.: 000-28897

Pursuant to Rule 165 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934, the following communication regarding the proposed transaction between Geac Computer Corporation Limited and Extensity, Inc. is filed.

Geac posted the following communication on its web site on September 12, 2002:

News Brief: Geac to Begin Rolling Out Extensity Products Internally

Markham, Ontario, Canada (September 12, 2002)

MARKHAM, ON - September 12, 2002 - On August 26, 2002 Geac announced a definitive agreement to acquire Extensity, Inc. (NASDAQ: EXTN), a leading provider of automated employee-based financial process solutions. This news marked another significant step in Geac's strategy for growth. Geac will soon begin to roll out Extensity's suite of products for internal use across its major business units worldwide. Geac will begin with travel expense reporting, replacing its previous expense reporting applications. "The definitive agreement to acquire Extensity is a very important step in our growth strategy," said Paul Birch, President and CEO of Geac. "With the pending addition of Extensity's products, skilled employees and technology platform, we can aggressively enter into several new markets, including travel planning & expense management, procurement, time & attendance and project time capture. Having been a corporate customer of other systems, we selected Extensity based on its superior product functionality. Extensity has the best solution on the market for organizations with a large, distributed workforce like that of Geac's."

"Our strategy is to provide innovative technologies and solutions to our customers and at the same time implement the best in our internal operations," added Jay Sherry, Senior Vice President, Marketing and Strategic Alliances. "It is our practice to adopt our own products internally whenever possible - as demonstrated in the use of our own SmartStream, E Series and System21 products in various Geac locations. By rolling out the Extensity products internally now, our employees will become familiar with these products, which will assist in the integration process after completion of the transaction. Moreover, the Extensity applications are an excellent solution for our internal use and will help us improve business process efficiencies and control costs across our organization."

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This news brief contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risks and uncertainties about the respective business of Geac and Extensity are more fully discussed in Management's Discussion and Analysis published in each company's annual report.

Additional Information

Geac plans to file a registration statement on Form F-4 and other relevant documents with the United States Securities and Exchange Commission concerning the merger, and Extensity expects to mail a proxy statement/prospectus to its stockholders in connection with the merger. Investors and security holders are urged to read the proxy statement/prospectus carefully when it becomes available, because it will contain important information about Geac, Extensity and the merger. Investors and security holders will be able to obtain free copies of these documents, when they are available, through the website maintained by the United States Securities and Exchange Commission at www.sec.gov.

Geac and Extensity, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Extensity's stockholders in connection with the merger. A description of any interests those participants may have in the merger will be available in the proxy statement/prospectus.